SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333‑13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 25, 2004	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: October 25, 2004

JACQUES LAMARRE LEAVES CANADIAN PACIFIC RAILWAY LIMITED BOARD

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) announced today that Jacques Lamarre, President and Chief Executive Officer of SNC-Lavalin Group Inc., has left the Board of Directors of Canadian Pacific Railway Limited, effective October 25, 2004. Mr. Lamarre joined the CPR Board in October 2001, concurrent with the spin-off of the subsidiaries of Canadian Pacific Limited.

Mr. Lamarre’s departure reflects demands placed on him by the ongoing success and growth of SNC-Lavalin Group Inc. and by his other business endeavours.

“Jacques has been a highly effective member of the CPR Board during his tenure, bringing with him a wealth of business experience and insight,” said J.E. Newall, Chairman of the Board of Canadian Pacific Railway Limited. “We are grateful for his superb contribution to the CPR organization and wish him all success in his other business endeavours.”

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s Website at www.cpr.ca.

CPR contacts:
Media	Investors
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	(403) 319-3591
E-mail: len_cocolicchio@cpr.ca	E-mail: investor@cpr.ca